UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-137972-01

Unimatrix Americas, LLC
and each of the additional registrants listed in the Table of Registrants attached hereto

(Exact name of registrant as specified in its charter)

7201 West Friendly Avenue, Greensboro, North Carolina 27410, (336) 294-4410

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Guarantees of Senior Secured Notes

 (Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 0

Table of Additional Registrants

The address, including zip code, and telephone number, including area code, of each of the following registrant's principal executive offices is 7201 West Friendly Avenue, Greensboro, North Carolina 27410, (336) 294-4410.

Guarantor (Exact Name of Registrant as Specified in its Charter)	State or Other Jurisdiction of Incorporation or Organization	Commission File Number	IRS Employer Identification Number
UTG Shared Services, Inc.*	North Carolina	333-137972-02	56-2170406
Charlotte Technology Group, Inc.*	North Carolina	333-137972-03	56-2203343
Unifi Technical Fabrics, LLC*	North Carolina	333-137972-04	56-2177509
Unifi Textured Polyester, LLC	North Carolina	333-137972-05	56-2085603
Unifi Kinston, LLC	North Carolina	333-137972-06	56-2050030
Spanco International, Inc.	North Carolina	333-137972-07	56-1861046
Spanco Industries, Inc.*	North Carolina	333-137972-08	56-1392167
GlenTouch Yarn Company, LLC*	North Carolina	333-137972-09	56-2252356
Unifi International Service, Inc.*	North Carolina	333-137972-10	56-1407930
Unifi Sales and Distribution, Inc.	North Carolina	333-137972-11	56-2001079
Unifi Export Sales, LLC*	North Carolina	333-137972-12	56-2001078
Unifi Manufacturing, Inc.	North Carolina	333-137972-13	56-2001082
Unifi Manufacturing Virginia, LLC*	North Carolina	333-137972-14	56-2001075

*Entity was a registrant with respect to the Guarantees of Senior Secured Notes that are the subject of this Form 15, but was dissolved prior to the date hereof and is no longer in existence.

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned registrants have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 29, 2012

Unimatrix Americas, LLC By: /s/ CHARLES F. MCCOY Name: Charles F. McCoy Title: Vice President & Sec.
Unifi Textured Polyester, LLC By: /s/ CHARLES F. MCCOY Name: Charles F. McCoy Title: Vice President & Sec.
Unifi Kinston, LLC By: /s/ CHARLES F. MCCOY Name: Charles F. McCoy Title: Vice President & Sec.
Spanco International, Inc. By: /s/ CHARLES F. MCCOY Name: Charles F. McCoy Title: Vice President & Sec.
Unifi Sales and Distribution, Inc. By:/s/ CHARLES F. MCCOY Name: Charles F. McCoy Title: Vice President & Sec.
Unifi Manufacturing, Inc. By:/s/ CHARLES F. MCCOY Name: Charles F. McCoy Title: Vice President & Sec.